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                                                                    EXHIBIT 99.9


                       POSITION SPECIFICATION FOR CHAIRMAN
                            OF BOARD OF DIRECTORS OF
                          HILLENBRAND INDUSTRIES, INC.

                      APPROVED AT APRIL 2002 BOARD MEETING


POSITION OVERVIEW:         The Chairman of the Board provides leadership and
                           direction to the Board of Directors.

CRITERIA FOR SELECTION:    In addition to the selection criteria applicable to
                           all directors, the Chairman should be an independent director under the standards of the New York Stock
                           Exchange.

RESPONSIBILITIES:          Responsibilities of Chairman include the following,
                           in addition to those applicable to all other directors of the corporation:

1. Presiding at all meetings of the corporation's shareholders and Board of Directors;

2.       Coordinating the activities of the Board of Directors;

3. Serve as an ex-officio member of each committee of the Board on which he is not a member;

4. Define the quality, quantity and timeliness of the flow of information between company management and the Board; although company management is responsible for the preparation of materials for the Board, the Chairman may specifically request the inclusion of certain material;

5. Approve, in consultation with other directors, the retention of consultants who report directly to the Board;

6. Interview, together with other directors, all Board candidates, and make recommendations to the Board;

7. Develop the agenda for and moderate executive sessions of the Board and act as principal liaison between the directors and the CEO on sensitive issues;

8. Evaluate, along with the members of the Board, the CEO's performance and meet with the CEO to discuss the Board's evaluation;

9. Recommend to the Board the membership of the various Board Committees, as well as selection of the committee Chairs;

10. Promoting the regular and candid discussion among directors of appropriate size and composition of the Board of Directors, criteria for independence of directors, conflicts of interest, Board committee structure and composition of committees, performance and evaluation criteria for directors, director term or age limits, compensatory arrangements for directors, committee charters, orientation and education of directors, operations of the Board and its committees, and other corporate governance matters;


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11.      Coordinating with the corporation's President and Chief Executive
         Officer and other directors and committee Chairs in scheduling Board meetings in the development and preparation of the agenda for Board and Board committee meetings;

12. Providing opportunities for independent directors to discuss candidly among themselves the corporation's affairs; and

13. Causing the position specifications for members of the Board, the Chairman of the Board and the President and Chief Executive Officer, as well as the charters of the Board's various committees, to be evaluated and, if appropriate, revised at reasonable periodic intervals.

PERFORMANCE METRICS:  Performance meets expectations when the Chairman discharges the foregoing responsibilities with dedication, candor, fairness, integrity, honesty and discretion.


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